UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Amendment No. 2
Under the Securities Exchange Act of 1934

Venaxis, Inc.
(Name of Issuer)

Common stock, no par value
(Title of Class of Securities)

92262A206
(CUSIP Number)

Catherine Johanna DeFrancesco
365 Bay St. Suite 840
Toronto, ON M5H 2V1
Canada
Tel. (416) 362-4441

Copies to:

Joe Laxague, Esq.
Laxague Law, Inc.
1 East Liberty, Suite 600
Reno, NV 89501
Tel. (775) 234-5221
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 20, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sec.Sec.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons.

Catherine Johanna DeFrancesco

2. Check the Appropriate Box if a Member of a Group
(a) [ ]
(b) [X]

3. SEC Use Only

4. Source of Funds
WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization
Canada

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
341,176(1)

8. Shared Voting Power
0

9. Sole Dispositive Power
341,176 (1)

10. Shared Dispositive Power
0

11. Aggregate Amount Beneficially Owned by Each Reporting Person
341,176 (1)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

13. Percent of Class Represented by Amount in Row (11)
8.80%(2)

14. Type of Reporting Person
IN

(1) Includes shares beneficially owned through the following entities:

DSB Capital, Ltd., a Turks & Caicos company where Ms. DeFrancesco serves as the Trustee – 64,000 shares
DeFrancesco Motorsports, Inc., an Ontario corporation where Ms. DeFrancesco serves as the President – 59,100 shares
Delavalco Holdings, Inc., an Ontario corporation where Ms. DeFrancesco serves as the President – 81,500 shares
Delavalco Holdings, Inc., an Florida corporation where Ms. DeFrancesco serves as the President – 85,466 shares
Marcandy Investments Corp., an Ontario corporation where Ms. DeFrancesco serves as the President – 5,000 shares
Namaste Gorgie, Inc., an Ontario corporation where Ms. DeFrancesco serves as the President – 46,110 shares

(2) Based on 3,876,961 shares issued and outstanding as of August 10, 2016, as reported on the issuer’s Form 10-Q filed August 10, 2016.

Explanatory Notes

This Amendment No. 2 further amends and supplements the Schedule 13D and Schedule 13D/A filed with the Securities and Exchange Commission on September 12, 2016 (the “Original Filing”) and September 14, 2016 (“Amendment No. 1), respectively, relating to the common stock, no par value (the “Common Stock”), of Venaxis, Inc. a Colorado corporation (the “Issuer”). The address of the principal executive office of the Issuer is 1585 South Perry Street, Castle Rock, Colorado 80104.

Capitalized terms not defined herein shall have the meaning ascribed to them in the Original Schedule 13D. Except as set forth herein, the Original Schedule 13D and Amendment No. 1 are unmodified.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Original Filing and Amendment No. 1 are hereby supplemented as follows:

On September 20, 2016, the Reporting Person submitted a letter to the Issuer reiterating her September 14, 2016 demand for special meeting of the Issuer’s shareholders, joining in the prior demand of shareholder Barry Honig, and joining in Mr. Honig’s director nominations for the Issuer.  The letter is attached as Exhibit 99.1.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description
99.1	Letter to the Issuer dated September 20, 2016

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 20, 2016
Date

/s/ Catherin Johanna DeFrancesco
Catherine Johanna DeFrancesco